April 29, 2013

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	KMG Chemicals, Inc.
Form 10-K for the Year Ended July 31, 2012
Filed October 15, 2012
Form 10-Q for the Period Ended October 31, 2012
Filed December 10, 2012
Definitive Proxy Statement on Schedule 14A
Filed October 29, 2012
File No. 1-35577

Dear Mr. Decker:

KMG Chemicals, Inc. (the “Company”), hereby submits the following responses to your letter dated April 16, 2013 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Form 10-K, Form 10-Q, and the Definitive Proxy Statement on Schedule 14A.

In this letter, I have reproduced your comments in italics typeface, and have made the Company’s responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. I respectfully request that the Staff provide its further comments at its earliest convenience.

Form 10-Q for the Period Ended January 31, 2013

Management’s Discussion and Analysis, page 17

Three and Six Month Periods Ended January 31, 2013, page 17

Segment Data, page 17

1.	We note your response to comment four from our letter dated March 1, 2013. Please expand your discussion for each segment to quantify the business reasons for changes between periods in each segment’s income from operations. For example, for your wood treating chemicals segment, you indicate that the increase in operating income for both the quarter and the six month periods was due to a decrease in creosote sales volume. However, you do not quantify the extent to which creosote sales volumes decreased from period to period. In addition, please quantify the impact of the increase in other corporate expenses due to the advancement of your consolidation strategy and explain in greater detail specifically what these expenses are. Please also convey whether you expect to continue incurring them in future periods and, if so, for how long and in what amounts. Please show us supplementally what your revisions will look like.

Mr. Rufus Decker

April 29, 2013

Response:

The disclosure on each segment’s income from operations will include quantification of business reasons for changes in segment income from operations. We will also quantify the impact of the changes in other corporate expense due to the advancement of our consolidation strategy, and whether we expect to continue incurring such expense in future periods, for how long and in what amounts. Such disclosure is provided below as a supplement to the discussion of segment income from operations and other corporate expense that was included in our report for the second quarter of fiscal year 2013 on Form 10-Q that was filed March 12, 2013.

In the second quarter of fiscal year 2013, operating income in the electronic chemicals segment was $2.4 million, a decrease of $92,000, or 3.6%, as compared to $2.5 million for the prior year period. For the six month periods, operating income in the electronic chemicals segment increased $2.3 million, or 44.7% to $7.5 million from $5.2 million. Operating income for the segment in the second quarter of fiscal year 2013 was depressed by weakened demand in North America. Even though segment sales for the six month period were also lower in fiscal year 2013 as compared to the prior year, and distribution expenses were higher by $1.3 million due to an increase in average freight costs and decline in shipments using our lowest cost carrier, operating income improved in the current year over the prior year period because of the completion of our electronic chemicals segment integration in fiscal year 2012.

In our wood treating chemicals segment, operating income decreased $1.0 million, or 31.7%, to $2.2 million in the second quarter of fiscal year 2013 as compared to $3.3 million for the prior year period. For the six month periods, operating income in the wood treating chemicals segment decreased $2.9 million or 34.1%, to $5.6 million from $8.5 million. The decrease in operating income for both the quarter and the six month periods was due to a decrease in creosote sales volume of approximately 32.0% for each of the quarterly and six months’ comparisons.

Other corporate expense primarily represents employee stock-based compensation expenses and those public entity expenses such as board compensation, audit expense and fees related to the listing of our stock. In the second quarter of fiscal year 2013, other corporate expense was $1.5 million, an increase of $565,000, or 63.6%, as compared to $888,000 for the prior year period. For the six month periods, other corporate expense increased $1.0 million, or 56.5% to 2.8 million from $1.8 million. The increase in both the three and six month periods was due to expenses associated with the advancement of our consolidation strategy of approximately $740,000 and $1.3 million, respectively. Those expenses were for legal, due diligence and other transaction costs in furtherance of strategy initiatives, including potential acquisition opportunities. As we pursue our strategy, we expect to incur such expenses on a continuing basis in future periods, although these are not currently expected to be at the level experienced in the first six months of fiscal year 2013. The amount and timing of such expenses, however, are difficult to predict with certainty as they vary with the availability of appropriate opportunities.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and the Company will supply further detail as quickly as reasonably possible.

Sincerely,

/s/ John V. Sobchak

John V. Sobchak

cc:	Roger C. Jackson
William B. Nelson

Mr. Rufus Decker

April 29, 2013

As requested in the letter dated April 16, 2013, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the year ended July 31, 2012, Form 10-Q for the period ended January 31, 2013, and the April 5, 2013 response by KMG Chemicals, Inc. (the “Company”) to a letter dated March 1, 2013 from the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Form 10-Q, and the Definitive Proxy Statement on Schedule 14A;

•

Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K, the Form 10-Q, and the Definitive Proxy Statement on Schedule 14A do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K, the Form 10-Q, and the Definitive Proxy Statement on Schedule 14A; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

By:	/s/ John V. Sobchak

Name:	John V. Sobchak
Title:	Chief Financial Officer